SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number: 001-35223

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On June 16, 2024, Biokine Therapeutics Ltd. (“Biokine”), filed a complaint with the District Court of Jerusalem against BioLineRx Ltd. (the “Company”), entitled Biokine Therapeutics Ltd. v. BioLineRx Ltd., T.A. 31677-06-24. The complaint alleges breach of contract and a purported failure to make certain payments to Biokine under the Company’s in-licensing agreement with Biokine for motixafortide. The lawsuit seeks compensatory damages in the amount of approximately $6.5 million and a declaratory judgment in favor of Biokine.  The Company intends to vigorously defend itself against such action.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 18, 2024	BioLineRx Ltd.

	By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer